NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Annual and SPECIAL Meeting OF SHAREHOLDERS TO BE HELD ON MAY 22, 2014

You are receiving this notification as Nevsun Resources Ltd. (“Nevsun” or the “Company”) has decided to use the notice and access model (“Notice and Access”), provided for under recent amendments to National Instrument 54-101, for the delivery of meeting materials to its shareholders.  In respect to the Company’s annual and special meeting of shareholders to be held on May 22, 2014 (the “Meeting”), instead of receiving paper copies of the Company’s management information circular, audited annual consolidated financial statements and MD&A for the year ended December 31, 2013 (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access the Meeting Materials electronically.  However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.  The use of this alternative means of delivering Meeting Materials is more environmentally friendly and will reduce the Company’s printing and mailing costs.

MEETING DATE, LOCATION, AND PURPOSES

The Meeting will be held at 9:00 a.m. (local time) on Thursday, May 22, 2014 at Suite 1100 – 840 Howe Street, Vancouver, British Columbia, for the following purposes:

1.	Financial Statements: To receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2013 with the report of the auditors therein. See the section entitled “Particulars of Items to be Acted Upon – Financial Statements” in the Information Circular.

2.	Set the Number of Directors at Six: To consider and if thought fit, to set the number of Directors at six. See the section entitled “Particulars of Items to be Acted Upon – Set the Number of Directors at Six” in the Information Circular.

3.	Election of Directors: To elect six Directors, and to fix their terms of office. See the section entitled “Particulars of Items to be Acted Upon – Election of Directors” in the Information Circular.

4.	Appointment of Auditors: To appoint KPMG LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled “Particulars of Items to be Acted Upon – Appointment of Auditors” in the Information Circular.

5.	Amendment and Reconfirmation of Shareholder Rights Plan: To consider and, if thought fit, pass an ordinary resolution to approve the confirmation, ratification and continuation of the Shareholder Rights Plan, as amended and restated in the Information Circular. See the section entitled “Particulars of Items to be Acted Upon – Amendment and Reconfirmation of Shareholder Rights Plan” in the Information Circular.

6.	Say on Pay Advisory Vote: To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation. See the section entitled “Particulars of Items to be Acted Upon – Say on Pay Advisory Vote” in the Information Circular.

7.	Other Business: To transact any other business as may properly come before the Meeting or any adjournments thereof. See the section entitled “Particulars of Items to be Acted Upon – Other Business” in the Information Circular.

NEVSUN RESOURCES LTD.
760 – 669 Howe Street, Vancouver, British Columbia Canada V6C 0B4
Tel: 604-623-4700 Toll Free: 1-888-600-2200 Fax: 604-623-4701 www.nevsun.com

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

ACCESSING MEETING MATERIALS ONLINE

The Meeting Materials (and the interim financial statement request card, which is included in the proxy and voting instruction form) may be viewed online on the Company’s website www.nevsun.com/annualmeeting 2014, or under Nevsun’s profile at www.sedar.com (Canada) or at www.sec.gov (USA), as of April 4, 2014.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date for Information Circular was filed on SEDAR by calling toll-free in North America at 1-888-600-2200, outside North America at 1-604-623-4700, or by email at contact@nevsun.com.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time:  9:00 a.m. (Pacific Daylight Time) on May 20, 2014, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

VOTING

Registered Shareholders are asked to return their proxies using the following methods by the proxy deposit date:

INTERNET:	www.investorvote.com

TELEPHONE:	Toll-free in North America: 1-866-732-8683 Outside North America: 312-588-4290

FACSIMILE:	1-866-249-7775

MAIL:	Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1

Beneficial Shareholders are asked to return their proxies using the following methods by the proxy deposit date:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493

FACSIMILE:	905-507-7793

MAIL:	Data Processing Centre, PO Box 2800 STN LCD Malton, Mississauga, Ontario, L5T 2T7

Shareholders with questions about Notice and Access may contact the Company by calling toll-free in North America at 1-888-600-2200, outside North America at 1-604-623-4700, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia this 28th day of February, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Cliff T. Davis”
President, Chief Executive Officer, and Director

NEVSUN RESOURCES LTD.
760 – 669 Howe Street, Vancouver, British Columbia Canada V6C 0B4
Tel: 604-623-4700 Toll Free: 1-888-600-2200 Fax: 604-623-4701 www.nevsun.com